October 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn: Mr. Justin Dobbie

Re:	REV Group, Inc.

Registration Statement on Form S-1

File No. 333-220874

Dear Mr. Dobbie:

We refer to the registration statement on Form S-1 (File No. 333-220874) (as amended, the “Registration Statement”) of REV Group, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share. As representatives of the several underwriters of the proposed public offering by certain selling stockholders of the Company of up to 10,000,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. (Eastern time) on October 12, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of Preliminary Prospectus, dated October 10, 2017, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name:	Lauren Garcia Belmonte
Title:	Executive Director

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Ryan Engelhardt
Name:	Ryan Engelhardt
Title:	Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Erik Sebastian Barleben
Name:	Erik Sebastian Barleben
Title:	Director

As representatives of the several underwriters

[Signature Page to Acceleration Request]